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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25

                                                         SEC FILE NUMBER 0-26103
                                                          CUSIP NUMBER 12476Q102

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K [_] Form 10-Q
[_]  Form N-SAR

For Period Ended:  December 31, 2000
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

  PART I -- REGISTRANT INFORMATION

   CAIS Internet, Inc.
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   Full Name of Registrant

   N/A
   ---
   Former Name if Applicable

   1255 22nd Street, NW
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   Address of Principal Executive Office (Street and Number)

   Washington, DC  20037
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   City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed
[X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

  The Company will be recording a substantial impairment of fixed assets, as required by FASB Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" in the December 31, 2000 financial statements. The Company is requesting an extension of the Annual Report on Form 10-K filing deadline until April 16, 2001 to allow it to complete its impairment analysis and to accommodate the review of the calculation by its independent auditors.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   (Name)   Andrew P. Hines, Chief Financial Officer
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   (Area Code)  202
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   (Telephone Number)  715-1796
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(2) Have all other periodic reports reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  X  Yes      No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
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[X] Yes  [_] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.


   CAIS Internet, Inc.
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(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date  March 30, 2001        By   Andrew P. Hines, Chief Financial Officer
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